April 13, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Shiloh Industries, Inc.

  Form 10-K for the fiscal year ended October 31, 2005

  Form 10-Q for the fiscal quarter ended January 31, 2006

  File Number 0-21964

Dear Mr. Decker:

Shiloh Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2006 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the fiscal quarter ended January 31, 2006.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K for the Fiscal Year Ended October 31, 2005

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings, including your interim filings where appropriate.

Where a comment below has requested additional disclosures or other revisions, the Company has included, in its responses, a sample disclosure containing the additional disclosures or revisions. The Company will include the additional disclosures and revisions in its future filings, as appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 15

Year Ended October 31, 2005 Compared to Year Ended October 31, 2004, page 15

2.	Where you identify multiple business reasons as contributing to the overall change between periods in an income statement line item, please attempt to quantify the

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April 13, 2006

incremental impact of each individual reason. Examples include your discussion of gross profit for both comparative periods and your discussion of the increase in revenues between fiscal 2003 and fiscal 2004. Please show us what your revised MD&A for fiscal 2005 as compared to fiscal 2004 will look like. Please refer to Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

In its future filings, the Company will attempt to quantify the incremental impact of each material business reason contributing to the overall change between periods in an income statement line item. Below is a revised MD&A for fiscal 2005 as compared to fiscal 2004.

Year Ended October 31, 2005 Compared to Year Ended October 31, 2004

Revenues. Sales for fiscal 2005 were $634,579 compared to sales of $638,501 for fiscal 2004, a decrease of $3,922, or 0.6%. The slight decrease in sales resulted from weaker demand for the Company’s products in the automotive markets that the Company supplies. According to industry statistics, traditional domestic manufacturer production for fiscal 2005 declined by 3.7% and total North American car and light truck production for fiscal 2005 declined by 0.1% from the production of fiscal 2004. Fiscal 2005 was favorably affected by sales of parts for the heavy truck market as the heavy truck industry build increased year-over-year.

Gross Profit. Gross profit for fiscal 2005 was $78,261, an increase of $1,842 over the gross profit of fiscal 2004 of $76,419. As a percentage of sales, gross profit in fiscal 2005 was 12.3% compared to 12.0% in fiscal 2004. The improvement in gross profit was primarily a result of a decline in manufacturing expenses in the amount of approximately $8,900 in fiscal 2005 compared to fiscal 2004. The decline in manufacturing expenses in fiscal 2005 compared to fiscal 2004 was based on a reduction in personnel and lower personnel related expenses, in the amount of approximately $8,000; lower maintenance and repair costs, in the amount of approximately $1,500; and lower costs of manufacturing supplies, in the amount of approximately $1,400. This decline was partially offset by increased depreciation expense in fiscal 2005, in the amount of approximately $2,400. This improvement in gross profit was partially offset by the reduced volumes of sales experienced in fiscal 2005 compared to fiscal 2004, which decreased gross profit by approximately $1,200. In addition, gross profit was also reduced by an increase of approximately $5,900 in material costs in fiscal 2005 compared to fiscal 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $35,588, or 5.6% of fiscal 2005 sales, compared to $36,755, or 5.8% of sales in fiscal 2004, a decrease of $1,167. Selling, general and administrative expenses declined in fiscal 2005 compared to fiscal 2004 due to a reduction in personnel and lower personnel related costs that resulted in personnel related costs being approximately $1,500 less than in fiscal 2005 than in 2004.

Other. For fiscal 2005, interest expense was $8,010, a decrease of $800 from interest expense incurred in fiscal 2004. In January 2005, the Company entered into an Amended and Restated Credit Agreement, resulting in the accelerated amortization of deferred financing costs of $1,322 included in interest expense in fiscal 2005. In fiscal 2004, interest expense included approximately $350 of accelerated amortization of deferred financing costs associated with the Company’s former credit agreement. Remaining interest expense of $6,688 accrued on debt for fiscal 2005 decreased by $1,772 from interest expense accrued on debt for fiscal 2004 as a result

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April 13, 2006

of a lower level of borrowed funds, offset slightly by an increase in the rate of interest. Borrowed funds averaged $120,388 during fiscal 2005 and the weighted average interest rate was 5.00%. For fiscal 2004, borrowed funds averaged $141,063 while the weighted average interest rate was 4.89%.

Other expense, net was $83 in fiscal 2005. In fiscal 2004, other income, net was $226. In fiscal 2005, the expense was a result of foreign currency transaction losses, while in fiscal 2004, other income was primarily due to foreign currency transaction gains. In each year, these transactions occurred at the Company’s Mexican subsidiary.

The provision for income taxes in fiscal 2005 was $7,973. The provision includes the income tax benefits for a reduction in the deferred tax valuation allowance, the resolution of certain tax contingencies, the recognition of the benefit of additional ordinary losses allocated to the Company and the impact of a change in the State of Ohio tax on income on the Company’s deferred tax assets and liabilities. In previous fiscal years, the Company had provided a valuation allowance for tax credits and capital loss carryforwards and reserves for certain other tax contingencies recorded against net operating loss carryforwards since the Company was experiencing losses and realization of the credits and other items was uncertain. In the second and third quarters of fiscal 2005, these matters were resolved, eliminating the requirement for a portion of the valuation allowance and these reserves. The Company, therefore, recorded a benefit in the tax provision of $4,506 in fiscal 2005, representing the reduction of the valuation allowance and other related reserves associated with these tax credits and tax contingencies and the elimination of the benefit of the capital loss carryforwards and the related valuation allowance together with the recognition of the tax benefit of additional ordinary losses allocated to the Company that are currently realizable. The provision for income taxes also includes the benefit of $1,102 for the effect of the change in the State of Ohio corporate income tax on the Company’s deferred tax assets and liabilities.

The provision for income taxes in fiscal 2004 was $12,426 on income before taxes of $31,185 for an effective tax rate of 39.8%. For fiscal 2005, the Company had income before taxes of $34,725, and tax benefits of $5,608 resulted in a provision for income taxes of $7,973, for an effective tax rate of 23.0%. Without the income tax benefits of $5,608 recorded in fiscal 2005, the Company would have had a provision for income taxes of $13,581 on income before taxes of $34,725, which would have resulted in an effective tax rate of 39.1% for fiscal 2005, comparable to the effective tax rate for fiscal 2004. The Company is presenting taxes and tax rates without tax benefits to facilitate comparisons between the periods.

Net Income. Net income for fiscal 2005 was $26,752, or $1.69 per share, basic, and $1.64 per share, diluted. For fiscal 2004, net income was $18,759 or $1.18 per share, basic, and $1.15 per share, diluted.

Year Ended October 31, 2004 Compared to Year Ended October 31, 2003, page 17

Gross Profit, page 17

3.	You disclose that during the fourth quarter of fiscal 2004, you recorded an adjustment to depreciation expense for approximately $1.4 million related to fixed assets that were previously scrapped or otherwise retired from service. Please tell us how you determined

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this adjustment should have been recorded during the fourth quarter of fiscal 2004, rather than in a prior period. Please also tell us what consideration you gave to the cumulative effect, including your assessment regarding the materiality this adjustment had on your financial statements, as it appears this adjustment had a material impact on your results of operations for the fourth quarter of fiscal 2004. Please refer to paragraphs 36 and 37 of APB 20 and SAB 99.

The Company conducted a physical inventory of fixed assets in the fourth quarter of fiscal 2004 resulting in the adjustment of $1,356,000. The amount was recorded in the fourth quarter of fiscal 2004 because it was determined in the fourth quarter. The Company also considered the quantitative and qualitative aspects of the materiality of the adjustment under the provisions of SAB 99. The Company determined that the adjustment was material to the fourth quarter of fiscal 2004, but not to prior periods. As a result, the adjustment was fully disclosed in Note 16-Quarterly Results of Operations (Unaudited). Since the adjustment was determined to be immaterial to prior periods, a prior period adjustment, as discussed in paragraphs 36 and 37 of APB 20, was not made. Furthermore, the Company determined that the physical inventory adjustments to fixed assets were not the result of irregularities.

The evaluation of materiality to previous periods was based upon the following:

•	For each asset involved, the plant personnel determined the preceding period of time affected- e.g. when the asset should have been fully depreciated or removed. Depreciation expense was recalculated to consider fully depreciating the asset to the newly determined end-of-life date. The adjusted depreciation expense was compared to the expense recorded, resulting in a variance representing increased depreciation expense. This variance by asset was summarized by quarter for all quarterly periods affected. The quarters involved in this analysis were for fiscal years 1997 through 2003, and the impact of the variance did not alter reported net income or loss per share in any quarter by greater than $.008.

•	The adjustment of $1,356,000 that was recorded was the cumulative effect and represents the undepreciated value of the assets that remained on the books but did not exist. This amount was material to the fourth quarter of fiscal 2004, and that is the reason that it was separately and distinctly reported and disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 16- Quarterly Results of Operations (Unaudited) of Notes to Consolidated Financial Statements.

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April 13, 2006

Liquidity and Capital Resources, page 18

Contractual Obligations and Commitments, page 21

4.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

In its future filings, the Company will include estimated interest payments on its debt. Below is a revised contractual obligations table as of October 31, 2005.

Contractual Obligations and Commitments

(amounts in thousands)

	Total	Payment due by period
		2006	2007	2008	2009	2010	2011 and thereafter
Insurance broker financing agreement	$465	$465	$—	$—	$—	$—	$—
Credit facility	100,600	10,000	10,000	10,000	10,000	60,600	—
Interest expense on credit facility(1)	10,756	5,507	3,600	1,050	525	74	—
Purchase obligations(2)	61,301	60,345	956	—	—	—	—
Capital leases, including interest	298	124	114	59	1	—	—
Operating leases	15,934	4,357	3,412	3,220	3,162	1,760	23
Current funding for pension and post-retirement benefits(3)	8,401	8,401	—	—	—	—	—
Other long-term obligations, including interest	2,098	365	365	365	365	365	273

Total contractual obligations	$199,853	$89,564	$18,447	$14,694	$14,053	$62,799	$296

Capital expenditure commitments	$10,083	$—	$—	$—	$—	$—	$—
Letters of credit	2,180	—	—	—	—	—	—

Total commitments	$12,263	$—	$—	$—	$—	$—	$—

(1)	Future interest expense was computed based upon forecasted and scheduled future principal repayments. Interest rates as of December 31, 2005 were assumed to remain constant in future periods.
(2)	In the ordinary course of business, the Company authorizes its suppliers to supply the Company with the materials necessary to fulfill its obligation to supply released production schedules to its automotive customers. The Company’s authorizations to its suppliers amounted to approximately $59 million as of October 31, 2005, and are included in the Contractual Obligations and Commitments table above under Purchase Obligations. The Company’s releases from its customers for products containing such material amounted to approximately $78 million at October 31, 2005.
(3)	Amount represents expected contributions to the Company’s defined benefit pension and post-retirement plans for the year ending October 31, 2006. Future expected amounts have not been disclosed as such amounts are dependent upon the annual actuarial valuation of pension plan assets and liabilities.

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April 13, 2006

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 23

5.	Please expand your disclosure to discuss the quantitative and qualitative market risk associated with changes in the price of steel, including scrap steel, and its potential impact on your operations. Refer to Item 305 of Regulation S-K.

The Company does not consider the price of steel and scrap steel as a material quantitative and qualitative financial risk that requires disclosure in response to Item 305 of Regulation S-K for reasons described below.

In fiscal 2005, the Company processed approximately 1,170,000 tons of steel. Of this quantity, 61% of the tonnage represented steel processed under toll processing arrangements in which the Company processed the steel on behalf of the customer and did not take ownership of the steel. Steel purchased and owned by the Company under steel purchase programs of the Company’s customers represented 30% of the total steel processed. Under the steel purchase programs, the Company’s customers are responsible for steel price fluctuations. The balance of the tons processed, or 9% of the total, represented steel that was purchased and owned by the Company and for which the Company is responsible for price fluctuations. The Company has generally been successful in passing along rising prices of steel to its customers. There is no assurance that the Company will pass any or all such price increases along to its customers in the future.

The Company generates scrap from two sources in the manufacturing process. First, in designing a part, an inherent loss of material is planned by processing raw steel through the blanking or stamping process. The amount of this by-product of the manufacturing process is considered in the quotation to the original equipment customer and the economic profitability of the part being manufactured. Secondly, a portion of raw material is lost through damage to material in the manufacturing process. Material lost from each of these sources is sold to a third-party dealer in scrap metal at market prices that fluctuate in the scrap market, generally in line with the price of raw steel. The result is that any risk from an increase in the price of raw steel is partially offset by the recovery of a portion of the raw steel cost through the sale of scrap material in the scrap market place.

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April 13, 2006

Financial Statements

Statements of Cash Flows, page 30

6.	Please revise your statements of cash flows to separately present depreciation and amortization from other non-cash charges.

The separate presentation of depreciation and amortization from other non-cash charges is as follows:

	2005	2004	2003
Depreciation and amortization	$33,533,000	$33,127,000	$29,585,000
Charges for assets for which sales of product were concluded	1,586,000	—	—
Other non-cash charges	—	10,000	5,000

	$35,119,000	$33,137,000	$29,590,000

In its future filings, the Company will separately present depreciation and amortization from other non-cash charges in its statements of cash flows, if applicable.

Notes to Financial Statements

Note 3 — Asset Impairment Charges (Recovery) and Restructuring Charges, page 37

7.	Please provide us with additional information to help us understand the appropriateness of your accounting for the December 2004 transaction with Comerica. Please tell us the terms of the transaction and the agreement with Comerica. Please also tell us the accounting literature you relied on in recording and valuing the transaction.

Note 3- Asset Impairment Charges (Recovery) and Restructuring Charges of the Notes to Consolidated Financial Statements describes the sequence of events that have occurred since October 2000 through December 2004, when the settlement agreement with Comerica Bank was entered into. To summarize, the Company permitted its minority- owned joint venture to obtain a $4,900,000 mortgage loan from Comerica Bank. The loan was secured by the land and building leased by the joint venture from the Company and owned by the Company. After the bankruptcy of the joint venture, the assets of the joint venture were sold to a third party that continued to operate the business of the joint venture on the property owned by the Company, which continued to secure the balance due to Comerica Bank under the mortgage loan. Lease payments were paid to Comerica Bank and reduced the mortgage obligation until the December 2004 settlement agreement transaction.

Comerica Bank had begun the process of foreclosure of its mortgage. The Company desired to retain its ownership of the land and building that were being leased to the new third-party purchaser of the business. The Company and Comerica Bank therefore entered a settlement agreement in December 2004. In exchange for the payment of $3,072,000 by the Company, Comerica Bank discharged the Company from further obligations under the mortgage. All other claims and counter claims between the Company and Comerica were dismissed and released.

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April 13, 2006

Prior to December 2004, all amounts related to the land and building had been impaired, and the Company had recorded an impairment loss resulting in a carrying value of $0. Under the provisions of SFAS 144, paragraph 15, restoration of a previously recognized impairment loss is prohibited. As such, the Company determined that it was appropriate to value the building at the cost paid to Comerica Bank to obtain clear title to the property. At this time, the Company also considered whether any impairment should be recorded against the cost paid to Comerica Bank. In accordance with SFAS 144, the Company examined estimates of future cash flows to determine that the cost of $3,072,000 is recoverable.

The Company relied on an April 2002 appraisal of the property indicating a value of $7,900,000 and the lease of the property to the new third party owner. The lease was three and one-half years into its initial term with one and one-half years remaining to expiration in July 2006. The lease provides for three renewal periods of two years each. Lastly, the lease affords the lessee the opportunity to purchase the property. The lessee’s option is exercisable at any time during the initial term or the renewal periods with credit toward the purchase price for rent paid during the initial term or the renewal periods. The purchase price during the initial term is $10,582,000, and $8,000,000 during the first renewal term, $8,500,000 during the second renewal term and $9,000,000 during the third renewal term. Monthly rent is $60,000 during the initial term and increases to $67,000 in the first renewal period, $75,000 during the second renewal period and $83,000 during the third renewal period.

The Company selected a 20-year life and assigned 97% of the $3,072,000 settlement amount to the building and 3% to land, which percentages coincide with the Company’s original purchase of the property. The 20-year life coincides with the Company’s current standard life for buildings. If the renewal periods are exercised, the lease will consume seven and one-half years of the 20-year life and the lease revenue would amount to $6,480,000. The lease revenue potential and the opportunity to purchase the property at the various purchase prices indicate the potential to fully recover the $3,072,000 investment that the Company made to secure its position as owner of the property.

Note 9 — Operating Leases, page 42

8.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, if such provisions are present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

The Company’s operating leases are for material handling, manufacturing and office equipment. The leases do not include step rent provisions and escalation clauses, capital

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improvement funding and other lease concessions that qualify the leases as a contingent rental under the definition of paragraph 5(n) of SFAS 13, as amended by SFAS 29. Also, the leases do not include a variable related to a published index or variable. As a result, the operating lease footnote does not address these factors because they are not applicable. The Company’s operating leases are charged to expense over the lease term, on a straight-line basis, in accordance with the guidance issued in paragraph 15 of SFAS 13.

Note 10 — Employee Benefit Plans, page 42

9.	Please expand your disclosure to discuss the impact and the nature of the amendments made to your other post retirement benefit plans.

Page 44 of Note 10-Employee Benefit Plans of the Notes to Consolidated Financial Statements includes a discussion of The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act). The Company has directed existing retirees who are eligible for benefits under the Company’s post-retirement health care plan to elect for Part D coverage with Medicare as the primary provider and the Company as secondary provider. As a result, the Company will not be electing to receive the subsidy available under the Medicare Act. The result of directing existing retirees to elect Part D coverage with Medicare reduced the Company’s benefit obligation for other post retirement benefits. This decision represents approximately one-half of the $1,894,000 attributed to plan amendments included in the Obligations and Funded Status Table on page 42. The balance was the result of the annual adjustment that increased the contributory amounts that retirees must pay toward the cost of post retirement health care coverage.

In future filings, the Company will revise its disclosure to discuss the impact and the nature of any material amendments made to its other post retirement benefit plans, as appropriate.

Note 16 — Quarterly Results of Operations, page 54

10.	Please provide us with a detail of the fourth quarter adjustments recorded during the fourth quarters of 2004 and 2005. Please provide us with additional information regarding the causes of any adjustments that are individually material to your quarterly results.

The table below provides the detail of adjustments recorded during the fourth quarters of fiscal years 2005 and 2004. In evaluating these adjustments, either none were determined to be material individually to the Company’s quarterly results of operations in each fiscal year or they were determined to be applicable to the fourth quarter of each fiscal year based upon facts and circumstances relevant to the fourth quarter of each year.

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April 13, 2006

2005, Fourth Quarter Adjustments Recorded	Favorable/ (Unfavorable)
To adjust customer discounts to required levels at October 31, 2005	$(822,000)

To adjust workers’ compensation accruals to accrual level required based on quarterly analysis of claims open and incurred but not reported claims	1,473,000

To adjust accrued group insurance to accrual level required based on quarterly analysis of claims incurred but not reported	144,000

To accrue for service fees payable to former group insurance third party administrator. The Company changed to a new third-party administrator at November 1, 2005	(228,000)

To accrue for a signing bonus negotiated with one of the Company’s unions in the fourth quarter of fiscal 2005	(147,000)

Pre tax total	$420,000
After tax effective tax rate	60%

After tax, as disclosed in Note 16	$252,000

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2004, Fourth Quarter Adjustments Recorded	Favorable/ (Unfavorable)
To adjust estimated pension expense accrued during the year to the amounts indicated by the Company’s actuary	$684,000

To adjust pension expense for one of the Company’s defined benefit plans to reflect additional vesting that resulted from a partial plan termination	(60,000)

To adjust customer discounts to required levels at October 31, 2004	(613,000)

To adjust construction in progress at one of the Company’s plants to reflect amounts determined to not be capitalizable	(300,000)

To adjust accrued real estate tax for a contingency resolved during the fourth quarter related to the real property value	223,000

Pre tax total	$(66,000)
After tax effective tax rate	60%

After tax, as disclosed in Note 16	$(40,000)

Fixed asset adjustment, separately discussed in Note 16	(1,356,000)

After tax effective tax rate	60%

After tax, as disclosed in Note 16	$(815,000)

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April 13, 2006

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 14

Gross Profit, page 15

11.	You disclose on page 12 of your Form 10-Q for the fiscal year ended October 31, 2005 that your facilities were operating at 47.7% capacity. You disclose in Note 2 to your financial statements included in your Form 10-Q for the fiscal quarter ended January 31, 2006 that you adopted SFAS 151. Please provide us with additional information to help us understand how you are applying SFAS 151. Please specifically address your allocation of fixed production overheads. We note on page 36 of your most recent Form 10-K that your accounting prior to the adoption of SFAS 151 conformed to its requirements. If you subsequently determined any material changes were required to adopt SFAS 151, please revise your disclosure to discuss the impact you anticipate on your future results.

We assume that this comment is referring to page 12 of Form 10-Q for the fiscal quarter ended January 31, 2006, rather than the fiscal year ended October 31, 2005.

The Company had been following the concepts of Statement of Financial Accounting Standard 151 (SFAS 151) before its required adoption date. As a result, the adoption of SFAS 151 had no impact on the Company’s results of operations, and therefore, it is expected that no impact will be experienced in the future periods.

The Company’s accounting procedures for the treatment of overhead expenses are described below and the description illustrates that the concepts of SFAS 151 were already in place prior to November 1, 2005, which was SFAS 151’s effective date for the Company.

The Company’s machine hour rates for absorbing into inventory the overhead costs of each plant are based on the budgeted overhead expenses and the machine hours to build the sales forecast and the practical capacity hours of the equipment. Budgeted expenses for each plant exclude abnormal costs because of the fact that expenses that are abnormal are not planned. Budgeting for expenses such as these are not permitted in our budget process because these costs are waste and waste is only tolerated at a minimally accepted and controlled level.

Overhead costs are segregated into fixed and variable categories. Fixed expenses represent costs that are not driven by volume of production. These include insurance, taxes for real estate and personal property, utilities and depreciation (and lease costs of

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equipment where applicable), plus minimal personnel costs related to first shift leadership. Variable expenses behave in reaction to changing levels of production. Direct labor, indirect support labor, other than first shift leadership and maintenance, repairs, and indirect manufacturing costs such as supplies are examples of variable costs.

Variable costs are absorbed into inventory based on the forecast machine hours that are required to build the sales forecast. These machine hours are based on the routings of each product. The forecast of production is based upon the forecast of parts to be produced that is based on the vehicle build for the model that uses the part that the Company manufactures. The vehicle build is determined from several sources. The first is from CSM, the automotive forecast service that the Company uses. CSM is a recognized economic forecasting service and follower of the auto industry. Second, these forecasts of model build are verified for reasonableness with the Company’s sales force input and customer input. Predicted volumes are adjusted if the intelligence warrants deviating from CSM’s predicted volumes.

Fixed costs are absorbed into inventory based upon practical capacity hours of the equipment. Practical capacity is defined as operation of a plant’s equipment for 3 shifts per day, 5 days per week less 4 hours per week for maintenance and breaks, and less 2 weeks per year for the July and December closures. The result is essentially the same level of practical capacity for all machine centers in the Company.

As a fiscal year progresses, actual hours are used to drive the accounting and scheduling system and variances result. The production levels potentially will not agree with the forecasted production levels, and the plant will not run as predicted in the budget in terms of hours by cost center. Also, spending for overhead will not occur exactly as predicted. The plants record three variances:

•	Spending - As additional or less overhead is incurred versus budget, the excess results in an unfavorable variance while spending less results in a favorable variance. For example, this variance captures excessive freight or rework beyond the budgeted amount.

•	Volume – Burden is absorbed based on actual hours worked and typically this will be less than practical capacity. The difference between actual hours and practical capacity hours represents unabsorbed fixed costs (the idle capacity that SFAS 151 is excluding from inventory).

•	Mix – The allocation to prepare machine hour burden rates by machine center presumes a distribution of the hours and spending. To the extent actual hours and spending are incurred differently, a mix variance results. This variance is a forced figure and not proven each month.

Each of these variances is treated as a period cost and is not capitalized in inventory at any month end. The result is the accounting for overhead costs in the manner contemplated in FAS 151. The “idle capacity” element is treated as a period cost when practical capacity is not achieved. “Abnormal costs” are charged to each period’s operations and are not capitalized in inventory.

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April 13, 2006

In connection with the Company’s responses to the staff’s comments, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Stephen E. Graham, Chief Financial Officer at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Theodore K. Zampetis
Theodore K. Zampetis Chief Executive Officer

cc:	Michael J. Solecki, Esq.